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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                            BETTER BIODIESEL, INC.
                             1400 West 400 North
                                Orem, UT 84057
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                  08771R100
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                                 (CUSIP Number)

                        Capital Group Communications, Inc.
                          1750 Bridgeway, Ste. A 200
                               Sausalito, CA 94965
                                (415) 843-0200
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   November 6, 2006
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 087 71R 100

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Capital Group Communications, Inc.
     201936061
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     WC
     00
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                     [_]

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6.   Citizenship or Place of Organization
     California
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               7.   Sole Voting Power
  NUMBER OF         4,500,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           4,500,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,500,000 shares
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     14.75%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


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ITEM 1. SECURITY AND ISSUER

Common stock; no par value. BETTER BIODIESEL, INC. 1400 West, 400 North, Ore4m UT 84057.

ITEM 2. IDENTITY AND BACKGROUND

Capital Group Communications, Inc., organized and operating under the laws of the State of California; principal offices located at 1750 Bridgeway, Ste. A 200, Sausalito, CA 94965


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Capital Group Communications, Inc. acquired the referenced shares using both its own working capital and services as consideration. None of the consideration paid by Capital Group Communications, Inc. was in the form of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4. PURPOSE OF TRANSACTION

Capital Group Communications, Inc. acquired the shares as consideration for its providing consulting services to the issuer. There are no presently known plans or proposals that would result in: (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the issuer; (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) Causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or any similar actions.


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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, Capital Group Communications, Inc. is the record holder of four million five hundred thousand (4,500,000) shares of common stock. This number represents 14.75% of the issued and outstanding shares of common stock based on thirty million, five hundred thousand (30,500,000) shares issued and outstanding as of September 29, 2006.

(b) The reporting entity has the sole power to vote or to direct the vote of the four million five hundred thousand (4,500,000) shares of common stock by it and has the sole power to dispose or direct the disposition of four million five hundred thousand (4,500,000) shares held by it.

(c) None.

(d) None.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Capital Group Communications, Inc. and between such persons and any person with respect to any securities of the issuer, including but not limited to: transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2006
----------------------------------
Date

/s/ Devin Bosch
----------------------------------
Signature

President, Capital Group Communications, Inc.
----------------------------------
Name/Title